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                                                                       Exhibit 9

OTHER OPTION PLAN

    On 4-12-00 the Board of Directors granted options pursuant to two special option plans which have been designated Form A & B. Form A was developed as an anti-dilution full ratchet option plan to protect the Company in the event of any takeover attempt. Format B was developed to recognize certain shareholders who had supported the Company with cash and/or significant personal efforts during the past twenty four months.

    All shares issued pursuant to these two formats will be restricted shares under Rule 144. In general Rule 144 provides volume limitations that state that a person or persons whose shares are aggregated may not sell within any three month period a number of shares which exceeds the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading value during the four calendar weeks prior to such sale.

    The shares issued under this option agreement will be deemed "restricted shares" under the Act, and the public sale thereof even after the expiration of the lock up period absent registration of such securities under the Act may only be made in compliance with Rule 144 promulgated under the Act. The shares will bear an appropriate restrictive legend reflecting the foregoing.

    The basic option agreements were developed by AMSE Counsel Akerman Senterfitt. Format "A" is to be used in relation to any options exercised by Directors and Officers and Format "B" relates to all of the other optionees. All options were granted at 50 cents per option which was the closing price of the stock as of April 18, 2000.

    The following consists of the number of the options that became available as a result of the action taken by the Board on 4-12-00.

Name                                # of Options Granted                  Format
----                                --------------------                  ------

Locke, Cheryl and Nelson                  300,000                           A
Shelley, Michael                           75,000                           A
Sherman, Thomas                            75,000                           A
Kluck, Charles                             75,000                           A
Kluck, Linda                               75,000                           A
Buono, Michael                             50,000                           A
Anderson, Dee                              25,000                           A
Hetzel, Lori                               15,000                           A
Girard, Dean                               10,000                           A
                                         --------
                                          700,000 - Format A

Brickell Equity Group                     200,000                           B
Palmun Associates                         150,000                           B
Rosen Kenneth                              25,000                           B
Kahn, Mark                                 20,000                           B
Kahn, A                                    10,000                           B
Hoffberger, Robert                         30,000                           B
Aurelia Partners                           20,000                           B
Schnelder Trust                            20,000                           B
Biondo, Jane                               10,000                           B
Donahue, Edwin                             15,000                           B
                                         --------
                                          500,000 - Format B

    All options, regardless of format, will convert into restricted shares under Rule 144. In addition, by accepting these options, the optionees agree to grant voting rights on the underlying shares to the Company. This assignment of voting rights expires upon arm's length sale of the underlying shares into the market.